UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No 2 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

CARDIUM THERAPEUTICS, INC.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

141916 10 6

(CUSIP Number of Class of Securities (Underlying Common Stock))

Dennis M. Mulroy

Chief Financial Officer

Cardium Therapeutics, Inc.

12255 El Camino Real, Suite 250

San Diego, California 92130

Telephone: (858) 436-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

James A. Mercer III, Esq.

Sheppard, Mullin, Richter & Hampton LLP

12275 El Camino Real, Suite 200

San Diego, California 92130

Telephone: (858) 720-7469

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$2,678,000	$190.95

*

Estimated solely for purposes of calculating the amount of the filing fee. Cardium Therapeutics, Inc., is offering certain holders of 10,271,480 of outstanding warrants, the opportunity to exchange such warrants for the shares of common stock of Cardium Therapeutics, Inc., by tendering three warrants in exchange for one share of common stock. The amount of the filing fee assumes that all outstanding warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $71.30 for each $1,000,000 of the value of the transaction. The transaction value was calculated based on the Black-Scholes Option Pricing Model.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$190.95	Filing Party:	Cardium Therapeutics, Inc.
Form or Registration No.:	005-51647	Date Filed:	December 2, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on December 2, 2010, relating to an offer by Cardium Therapeutics, Inc., a Delaware corporation (the “Company”), to exchange (the “Warrant Exchange”) certain outstanding warrants dated March 9, 2007, November 5, 2008 and November 10, 2008 that contain unlimited “down round” price protection (the “Eligible Warrants”), on the terms and conditions set forth in the Offer to Exchange Certain Warrants for Common Stock, dated December 2, 2010 as revised (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO.

This Amendment No. 2 is filed to report the results of the Warrant Exchange by amending only the items of the Schedule TO included below, and unaffected items are not included herein. Except as specifically provided in this Amendment No. 2, the information contained in the Schedule TO remains unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO. All defined terms used in this Amendment No. 2 have the same meaning as in the Offer to Exchange.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Option Exchange expired at 9:00 p.m., Pacific Time, on December 30, 2010. Pursuant to the Warrant Exchange, an aggregate of 6,931,805 Eligible Warrants to purchase common stock were tendered and accepted for cancellation, representing approximately 67.49% of the total Eligible Warrants outstanding and eligible for exchange in the Warrant Exchange. On December 31, 2010, the Company issued an aggregate of 2,310,613 shares of its common stock in exchange for the eligible warrants surrendered in the Warrant Exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

CARDIUM THERAPEUTICS, INC.

/S/ DENNIS M. MULROY
Dennis M. Mulroy
Chief Financial Officer

January 3, 2011